

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 15, 2012

Via e-mail:
Mr. Doron Turgeman
Chief Executive Officer
Internet Gold Golden Lines Ltd.
2 Dov Friedman Street
Ramat Gan 52503
Israel

  **Re:**  **Internet Gold Golden Lines Ltd.**
     **Form 20-F for the fiscal year ended December 31, 2011**
     **Filed April 30, 2012**
     **File No. 000-30198**

Dear Mr. Turgeman:

    We have completed our review of your filing.  We remind you that your comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.  We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

            Sincerely,

            /s/ Terry French for

            Larry Spirgel
            Assistant Director